May 1, 2007

Josh Ravitz, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SP Holding Corporation
Amendment No. 1 to SB-2 Registration Statement
Filed May 1, 2007
SEC File No. 333-142220

Dear Mr. Ravitz

We submit this letter in response to comments from the Securities and Exchange Commission (the “Commission”), received telephonically on April 30, 2007, relating to the registration statement on Form SB-2 (the “Registration Statement”), filed on April 19, 2007 (File No. 333-142220).

We appreciate the Commission’s comments to assist us in our compliance with applicable disclosure requirements. In response to the Commission’s comments we have amended the signature page contained in Part II of the Registration Statement to indicate that Mr. Jonathan Wernick is the Principal Accounting and Financial Officer of SP Holding Corporation.

The undersigned respectfully requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective by 5:00 p.m. (Eastern Standard Time) on the 3rd day of May 2007 or as soon thereafter as practicable.

In connection with responding to the Commission’s comments, we acknowledge that:

•  The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

•  The registrant acknowledges that Commission comment or changes in response to Commission comment in the proposed disclosure in the Registration Statement do not foreclose the Commission from taking any action with respect to the filing.

•  The registrant also represents that Commission comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact Lawrence Venick, Esq. at Loeb & Loeb LLP, counsel to the undersigned, at (310) 282-2318.

SP Holding Corporation
/s/ Jonathan Wernick
Jonathan Wernick
Chief Financial Officer